VIA EDGAR

March 18, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room 4561
Washington, DC  20549-4561

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant

Re:	National Instruments Corporation
SEC Comment Letter dated March 16, 2009
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 000-25426

Dear Ms. Collins:

The company is in receipt of your comment letter dated March 16, 2009.  In accordance with the SEC’s letter, please be advised the company will prepare and submit its response to the comment letter by April 15, 2009.

Thank you in advance for your attention.

Sincerely,

National Instruments Corporation

/s/ Jan Kubicek
Corporate Counsel

cc:	J. Robert Suffoletta
Wilson Sonsini Goodrich & Rosati PC